UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel : +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Termination of Bridge Credit Agreement

As previously reported, on October 11, 2022, Procaps Group, S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (“Procaps” or the “Company”) and certain of its subsidiaries entered into a credit agreement with Bank of New York Mellon, as administrative and collateral agent (collectively, the “Agent”), BofA Securities, Inc. (“BofA Securities”), JPMorgan Chase Bank, N.A. (“JPMorgan”) and Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”, and together with BofA Securities and JPMorgan, the “Joint Lead Arrangers and Bookrunners”), as the joint lead arrangers and bookrunners, and the lenders from time to time party thereto (the “Bridge Facility”) to finance the cash portion of the purchase price of the proposed acquisition of Grupo Somar, to pay fees and expenses related to the Bridge Facility, to prepay, refinance and/or redeem certain existing indebtedness, and to the extent any proceeds remained after applying to the foregoing, to use for working capital and other general corporate purposes.

In connection with the termination of the proposed acquisition of Grupo Somar, the Company advised the Joint Lead Arrangers and Bookrunners under the Bridge Facility of its desire to terminate the Bridge Facility and related documentation and pay all outstanding obligations owing thereunder, and on January 10, 2023, the Company and certain of its subsidiaries, the Agent, the Joint Lead Arrangers and Bookrunners, J.P. Morgan Securities LLC (“JPMorgan Securities”), Morgan Stanley & Co. LLC (“Morgan Stanley & Co”) and the lenders party thereto entered into a termination letter in connection therewith (the “Termination Letter”). Pursuant to the Termination Letter, (i) each of the loan documents in connection with the Bridge Facility, (ii) the Commitment Letter dated as of May 16, 2022 among Bank of America, N.A. (“Bank of America”), the Joint Lead Arrangers and Bookrunners and the Company and (iii) the Engagement Letter dated as of May 16, 2022 among Bank of America, BofA Securities, JPMorgan Securities, Morgan Stanley & Co and the Company, were terminated and all outstanding obligations owed by the Company thereunder will be paid in full in the amount of $5,719,426.58 by no later than January 13, 2022.

The foregoing description of the Termination Letter is qualified in its entirety by reference to the full text of the Termination Letter, a copy of which is included as Exhibit 10.1 to this report on Form 6-K.

Exhibit Index

Exhibit Number	Exhibit Title
10.1*	Termination Letter, Dated January 10, 2023

*	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ Ruben Minski
Name:	Ruben Minski
Title:	Chief Executive Officer

Dated: January 11, 2023

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